Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Sysco Corporation and subsidiaries for the registration of common stock, preferred stock, debt securities and guarantees of debt securities and to the incorporation by reference therein of our reports dated August 24, 2018, with respect to the consolidated financial statements of Sysco Corporation and subsidiaries, and the effectiveness of internal control over financial reporting of Sysco Corporation and subsidiaries, included in its Annual Report (Form 10-K) for the year ended June 30, 2018, filed with the Securities and Exchange Commission.

/s/ Ernst & Young

Houston, Texas

August 27, 2018